

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2007

Mr. David W. Wehlmann
Executive Vice President and
Chief Financial Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, TX 77042

> **Re: Grey Wolf, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-08226**

Dear Mr. Wehlmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business

Industry Overview, page 3

1.   Please expand your disclosure to include your estimated number of competitors,
        your competitive position, the positive and negative factors affecting your
        competitive position, your principal methods of competition, and any other
        information you believe would be useful in describing your competitive
        environment. Refer to Item 101 paragraph (c)(1)(x) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity, page 24

2.   In light of your outstanding long-term debt, please expand your disclosure to
        include a discussion of your ability to cover the fixed charges associated with
        your debt instruments. You may wish to consider disclosing a ratio of earnings to
        fixed charges.

Financial Statements

Note 4: Long-Term Debt, page 50

3.   We noted contingent interest, call and put features of your debt agreements that
        appear to possibly require bifurcation and valuation as derivatives, if material.
        Please tell us whether you have considered bifurcation and related derivative
        accounting of each feature and provide us with the summary basis for your
        conclusions. Please refer to paragraph 12 of SFAS 133 and DIG Issue B16.

Note 11: Insurance Recoveries, page 55

4.   We note your disclosure of an insurance receivable for costs associated with
        difficulties encountered on a well being drilled under one of your turnkey
        operations. Please expand your disclosure to indicate the line item(s) in the
        statement of operations in which those recoveries are classified. Refer to
        paragraph 7 of EITF 01-13.

<u>Exhibit 21: List of Subsidiaries of Grey Wolf, Inc.</u>

5.   Please include or incorporate by reference into your Form 10-K the List of Subsidiaries of Grey Wolf, Inc. included in your exhibit index. It appears the exhibit may have been omitted from your filing. Refer to Items 601(a) and 601(b)(21) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kevin W. Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief